UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*

         Monmouth Real Estate Investment Corporation
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                          609720107
                       (CUSIP Number)

                       Eugene W. Landy
                    Chairman of the Board
                  United Mobile Homes, Inc.
              Juniper Business Plaza, Suite 3-C
                     3499 Route 9 North
                 Freehold, New Jersey 07728
                        (732) 577-9997
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notice and Communications)

                      February 13, 2004
   (Date of Event Which Requires Filing of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this statement, and is filing this statement because of
Rule 13d-1(b)(3) or (4), check the following:     [    ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 609720107                Page  2 of 6  Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     United Mobile Homes, Inc., a Maryland  corporation
     Federal I.D. #22-1890929

2.   Check the Appropriate Box if Member of a Group

                                        (a)  ____

                                        (b)    X

     Existence of a group is not affirmed but see relationship described herein.

3.   SEC Use Only

4.   Source of Funds:  WC

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

     None                               _____

6.   Citizen or Place of Organization

     Maryland

7.   Sole Voting Power

     United Mobile Homes, Inc.          194,479.67

8.   Shared Voting Power

     Not applicable

9.   Sole Dispositive Power

     United Mobile Homes, Inc.          194,479.67



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CUSIP No. 609720107                Page  3 of  6 Pages

10.  Shared Dispositive Power

     Not applicable

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     United Mobile Homes, Inc.          194,479.67

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
                       X

13.  Percent of Class Represented by Amount in Row (11)

     1.22%

14.  Type of Reporting Person:  CO

Item 1.   Security and Issuer.

      Common Stock issued by Monmouth Real Estate Investment
Corporation, Juniper Business Plaza, Suite 3-C, 3499 Route 9
North, Freehold, New Jersey  07728.

Item 2.   Identity and Background

     (a)  This statement is filed on behalf of United Mobile
     Homes, Inc., a Maryland corporation.

     (b)  The business address of United Mobile Homes, Inc.
     is as follows:

          United Mobile Homes, Inc.
          Juniper Business Plaza, Suite 3-C
          3499 Route 9 North
          Freehold, New Jersey 07728

      (c)   The  principal business of United Mobile  Homes,
Inc. is a real estate investment trust owning and operating manufactured home communities and other real estate.

      (d) United Mobile Homes, Inc. has not during the past five (5) years been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).


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CUSIP No. 609720107                Page  4 of   6   Pages

      (e) United Mobile Homes, Inc. was not during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding ,was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)    United  Mobile  Homes,  Inc.  is  a   Maryland
corporation   with  its  principal  executive   offices   in
Freehold, New Jersey.

Item   3.      Source   and  Amount  of   Funds   or   Other
Consideration.

      Answers  to this Item 3 for United Mobile Homes,  Inc.
are set forth above.

Item 4. Purpose of Transaction.

      United Mobile Homes, Inc. and Monmouth Real Estate Investment Corporation are two separate real estate investment trusts ("REITs"). Certain directors are directors of both REITs. Management of the two REITs overlap. The two companies have been operated by common management since their formation in 1968. United Mobile Homes, Inc. specializes in the ownership and operation of manufactured home communities. Monmouth Real Estate Investment Corporation specializes in the ownership and operation of net-leased industrial properties.

       Common Stock of Monmouth Real Estate Investment Corporation was acquired for investment purposes. The acquisition involved no change of control of Monmouth Real Estate Investment Corporation. United Mobile Homes, Inc. is a shareholder in Monmouth Real Estate Investment Corporation. United Mobile Homes, Inc. has no plans for the following:

      (a) The acquisition by any person or additional securities of the issuer, or the disposition of securities of the issuer; except that purchases of Monmouth Real Estate Investment Corporation common stock may be made from time to time under the Company's Dividend Reinvestment and Stock Purchase Plan.

     (b) the extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;


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CUSIP No. 609720107                Page  5 of  6  Pages

      (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the issuer;

     (f) any other material change in the issuer's business or corporate structure;

      (g) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

      (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (i) a class of equity securities of the issuer becoming eligible for termination or registration; or

      (j) any action similar to any of those enumerated above.

Item 5.     Interest in the Securities of the Issuer.

      (a) As of the close of business on February 13, 2004, United Mobile Homes, Inc. owns 194,479.67 shares of common stock of the Issuer, which is 1.22% of the total outstanding shares of the common stock of the Issuer.

      (b)  The information required by this sub-paragraph is
contained in the responses to ITEMS 7-10 of the second  part
of   the   cover  page  hereto,  which  items   are   hereby
incorporated by reference.

     (c)  The following transactions were effected by United
Mobile Homes, Inc. with respect to the Common Stock of Monmouth Real Estate Investment Corporation during the past
60 days:

                       Amount    Character of
Name          Date     of        Transaction   Price Per
                       Shares                  Share

United Mobile                    Open market
Homes         1/26/04   50,000   sale          $8.65 to $8.88
United Mobile
Homes         2/13/04  500,000   Private sale  $8.20


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CUSIP No. 609720107                Page 6 of 6 Pages


     (d)  This item is not applicable.

     (e) The date on which the reporting person ceased to be the beneficial owner of more than five percent (5%) of the class of securities:

     February 13, 2004.

     The reduction below five percent (5%) of the class of securities was caused by a private sale of a material amount of the shareholdings in Monmouth Real Estate Investment Corporation. As a result, United Mobile Homes, Inc. now holds 1.22% of the stock of the issuer and need no longer file a Schedule 13D.

      The reduction below five percent (5%) of the class of securities was also caused by Monmouth Real Estate Investment Corporation issuing new shares. At January 15, 2004, Monmouth Real Estate Investment Corporation had outstanding 15,959,027 shares. United Mobile Homes, Inc. held 744,479 shares (less than 5%).

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

      United Mobile Homes, Inc. is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer. There are no contracts, arrangements, understandings or relationships among the persons named except as described in the proxy statement dated July 10, 2003 and filed on Form 14A on July 10, 2003, and incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

     None

                          SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 20, 2004
                              United Mobile Homes, Inc.,
                              a Maryland corporation

                                 By  /s/Eugene   W.   Landy
                                     Eugene W. Landy
                                     Chairman of the Board